Canabo Medical Inc. Announces Proposed Business Combination with Aleafia Inc.

Halifax, Nova Scotia--(Newsfile Corp. - December 22, 2017) - Canabo Medical Inc. (TSXV: CMM) ("Canabo" or the"Company") is pleased to announce that it has entered into a letter of intent dated December 22, 2017 relating to a proposed business combination with Aleafia Inc. ("Aleafia"), a private corporation existing under the laws of Ontario (the "Proposed Transaction") with its operations and head office in Concord, Ontario.

Overview of Aleafia

Aleafia operates the Aleafia Total Health Network (the "Aleafia Network") in Vaughan, Ontario. Aleafia seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, the Aleafia Network is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based, and interdisciplinary resourced organization.

Recently, Aleafia completed a transaction under which it acquired 100% of the issued and outstanding shares of 755064 Ontario Inc. (operating as AeroFarms Canada), a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog Ontario where the facility operates. Aleafia acquired AeroFarms Canada to directly support the Aleafia Network.

The Proposed Transaction

Pursuant to the terms of the Proposed Transaction, Canabo will acquire all of the issued securities of Aleafia, and in consideration, subject to the acceptance of the TSX Venture Exchange ("TSXV" or the "Exchange), the Company will issue approximately 73,670,000 common shares to the former shareholders of Aleafia and 5,000,000 stock options to the former option holders of Aleafia on a one (1) for one (1) basis. After completion of the Proposed Transaction and completion of the Aleafia Private Placement (as defined below), the resulting issuer will be named "Aleafia Group Inc.", or such other name as may be acceptable to Aleafia, the TSXV, and regulatory authorities (the "Resulting Issuer"). After completion of the Proposed Transaction, the shareholders of the Company will hold approximately 29.7% of the issued common shares of the Resulting Issuer (the "Resulting Issuer Shares"), the former shareholders of Aleafia will hold approximately 57.8% of the Resulting Issuer Shares, and shareholders who purchase in the Aleafia Private Placement (as defined below) will hold approximately 12.5% (not including the Over-Allotment Option (as defined below)) of the Resulting Issuer Shares, on a non-diluted basis.

This Proposed Transaction may be effected through either an exchange of securities, three-cornered amalgamation, plan of arrangement, or other structure following receipt of legal, financial and tax advice by the parties.

The Company currently has 37,962,461 common shares issued and outstanding, or approximately 39,930,811 common shares on a fully-diluted basis.

Concurrently with the Proposed Transaction, Aleafia intends to complete a brokered private placement of subscription receipts ("Subscription Receipts") on a "best efforts" basis for gross proceeds of approximately $20,000,000 (the "Aleafia Private Placement") at an offering price of $1.25 per Subscription Receipt. The Agents (as defined below) will have the option exercisable any time up to 24 hours prior to the closing of the offering to increase the size of the Aleafia Private Placement by up to 15% (the "Over-Allotment Option"), for a total offering size of up to $23,000,000. Each Subscription Receipt will, following the completion of the Aleafia Private Placement, and the satisfaction of certain escrow release conditions, entitle the holder to receive, without payment of additional consideration or taking of further action, one (1) unit consisting of one (1) common share and one half of one common share purchase warrant in the capital of the Resulting Issuer. Each whole warrant is exercisable into one (1) common share in the Resulting Issuer at a price of $1.75 for 18 months following issuance.

Mackie Research Capital Corporation will be a lead agent and sole bookrunner for the Aleafia Private Placement, and may invite other registered investment dealers to participate in a selling syndicate (collectively, the "Agents"). The Agents shall receive a cash commission equal to 6.0% (excluding the gross proceeds raised from investors on the President's List (as defined below) for which there will be a 3% commission), and will be issued compensation options to purchase the number of common shares of the Resulting Issuer equal to 6.0% of the number of Subscription Receipts sold at a price of $1.25 for a period of 18 months from the closing date of the Aleafia Private Placement (the "Private Placement Closing Date"). Aleafia will provide the Agents with a list of eligible purchasers for up to a maximum of $5,000,000 (or $5,750,000 if the Over-Allotment Option is exercised), together with an allocation for such purchasers (the "President's List") which allocation may only be varied upon Aleafia's agreement.

On the Private Placement Closing Date, the gross proceeds from the Aleafia Private Placement, less the any Agents' expenses incurred up to and including the Private Placement Closing Date, will be deposited into escrow, pending completion of the Proposed Transaction. If for any reason the Proposed Transaction does not close, then the proceeds will be refunded to the subscribers without penalty or deduction.

Upon completion of the Proposed Transaction, it is expected that the Resulting Issuer will meet the listing requirements of an Exchange Tier 2 life sciences issuer.

The completion of the Proposed Transaction will be subject to certain mutual conditions precedent, including:

1.	The satisfaction of each party with the results of its due diligence investigation of the other;
2.	The execution of a definitive agreement (the "Definitive Agreement");
3.	The approval of all matters and documentation in support of the Proposed Transaction;
4.

The receipt of any and all necessary regulatory, corporate and third party approvals, including the acceptance of the Exchange, and compliance with all applicable regulatory requirements and conditions in connection with the Proposed Transaction;

5.	The completion of the Aleafia Private Placement;
6.	The maintenance of Canabo's listing on the Exchange;
7.	The confirmation of the representations and warranties of each party to the Definitive Agreement as set out in such agreement;
8.	The delivery of standard completion documentation; and
9.	Other conditions precedent customary for a transaction similar to the Proposed Transaction.

The conditions precedent in favour of the Company may be waived in whole or in part by the Company and the conditions precedent in favour of Aleafia may be waived in whole or in part by Aleafia.

The completion of the Proposed Transaction is expected to occur on the day that is the seventh business day following the satisfaction or waiver of the conditions precedent or such other date as mutually agreed to by the Company and Aleafia, but in any event no later than March 30, 2018. Each of the Company and Aleafia will bear its own respective costs and expenses associated with the Proposed Transaction.

Overview of Management and the Board of Directors

Management

It is expected that the management of the Resulting Issuer will consist of Julian Fantino as Executive Chairman, Raf Souccar as President and Chief Executive Officer, Garry Stewart as Chief Financial Officer and Corporate Secretary, and John Philpott as Executive Vice President of Clinic Operations.

Hon. Julian Fantino P.C., COM. OOnt., Executive Chairman, has had a distinguished career in law enforcement and government, as the Chief of the Toronto, York and London police departments, Commissioner of Emergency Management of Ontario, culminating in his appointment as the Commissioner of the Ontario Provincial Police. Shortly thereafter, Mr. Fantino was elected as a Member of Parliament for the riding of Vaughan. During his time in the House of Commons Mr. Fantino served as the Minister of Veterans Affairs, Associate Minister of National Defence and Minister for International Cooperation. Mr. Fantino is a leading expert on drug enforcement, federal regulatory policy and an advocate for the well-being of Canada's post-traumatic stress disorder population.

Raf Souccar, LL.B., O.O.M., President and Chief Executive Officer of Aleafia, served in the Royal Canadian Mounted Police for 34 years in progressively senior roles, retiring as Deputy Commissioner of Federal and International Policing. Among his many responsibilities, Mr. Souccar was responsible for drugs and organized crime enforcement, national security, counter terrorism and the Prime Minister's security. Since 2004, Mr. Souccar has emerged as a leading expert on cannabis legalization through his global travel and study of foreign public policy measures, and his counsel provided to successive Ministers of Justice. In 2016, Prime Minister Justin Trudeau appointed Mr. Souccar to the federal government's nine-member Marijuana Legalization Task Force, which provided a final set of public recommendations on legalization. Mr. Souccar is a member of the Canadian Association of Chiefs of Police, the Law Society of Upper Canada, and has served as a member of the International Bar Association and the American Society for Industrial Security. Mr. Souccar also has extensive board and committee experience at the national and international levels. He has held executive positions with the Canadian Association of Chiefs of Police and has been a member of both the International Association of Chiefs of Police and Interpol.

Garry Stewart, CPA, CA, Chief Financial Officer and Secretary of Canabo, has enjoyed a thirty year career in accounting with a focus on financial reporting, operational efficiencies and cash optimization. Mr. Stewart has experience with both public and private companies. Most recently, Mr. Stewart served as the CFO and Vice President Finance for a privately held group of companies, TAR Investments Limited, including Atlantic Business Interiors Limited and Datarite Limited. Mr. Stewart graduated with a Bachelor of Business Administration degree from Acadia University and obtained his CPA, CMA designation in 1990. He was awarded the FCPA, FCMA designation in 2009 and is a member of CPA Nova Scotia and CPA Canada.

John Philpott, Executive Vice President of Clinic Operations, graduated from Memorial University with a Bachelor in Mechanical Engineering in 1995, after completing a three-year Petroleum Engineering Technology program at the Cabot Institute of Applied Engineer Science. Mr. Philpott previously worked as an engineer in Canada, the U.S., and overseas before founding CanAm Physician Recruiting Inc. in 1997. Mr. Philpott has now been active in the medical industry for the past two decades, serving as the CEO of a leading North American physician recruitment firm. In 2013, Mr. Philpott became a member of Canadian Management Consultant and is certified through the Executive stream. He is an active volunteer and serves on numerous boards and executive committees, including the Halifax Club (the oldest business club in North America), East Hants Sportsplex, and Oakfield Golf & Country Club.

Board of Directors

It is the intention of the Company and Aleafia to establish and maintain a board of directors of the Resulting Issuer with a combination of appropriate skill sets that is compliant with all regulatory and corporate governance requirements, including any applicable independence requirements. Upon completion of the Proposed Transaction, the board of the Resulting Issuer is expected to comprise seven (7) individuals, which will include two (2) members of the current board of the Company, which will be named prior to the closing of the Proposed Transaction, and five (5) nominees of Aleafia. The nominees of Aleafia are expected to be Julian Fantino, Raf Souccar, William Stewart and Gary Goodyear. The final nominee of Aleafia will be announced prior to the closing of the Proposed Transaction.

William Stewart, Director, has had a distinguished career as a Fire Services leader. Following nearly 40 years of active duty, Mr. Stewart was appointed as the Chief of the Toronto Fire Services in 2003. Mr. Stewart served in this role until 2012 and was named Fire Chief of the Year in 2008 and 2010 by the Canadian Association of Fire Chiefs. Mr. Stewart currently serves on the boards of the National Fire Protection Association and the Canadian Fallen Fire Fighters Association. Prior to his career in the Fire Services, Mr. Stewart was a commissioned officer of the Canadian Armed Force Reserve.

Hon. Gary Goodyear, P.C., Director, served a Member of Parliament from 2004 to 2015 for the riding of Cambridge. During his time in the House of Commons, Dr. Goodyear served as the Minister of State for Science and Technology and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario. Prior to serving as a Member of Parliament, Dr. Goodyear was a Doctor of Chiropractic for 20 years where he practiced as the Clinic Director, Director of Patient Services and Past president of Future Recovery Canada.

About Canabo

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 19 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

In accordance with Exchange policy, the Company's shares are currently halted from trading and are expected to remain halted until after the Exchange has reviewed the materials in support of the Proposed Transaction.

Except for statements of historical fact, all statements in this press release, including, but not limited to, statements regarding future plans, objectives and payments are forward-looking statements that involve various risks and uncertainties.

For More Information

For more information about Canabo, please contact:

John Philpott
President and Chief Executive Officer
Telephone: (902) 405-4600
Email: johnphilpott@cmclinic.ca

Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance. Where applicable, the Proposed Transaction cannot close until the required corporate approvals are obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

The Exchange has in no way passed on the merits of the Proposed Transaction and has neither approved nor disapproved the contents of this press release.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the Proposed Transaction (including its structure and any required shareholder approval, shareholder support, and other terms), the Private Placement (including its completion and the use of proceeds from the Aleafia Private Placement), the directors and management of the Resulting Issuer upon completion of the Proposed Transaction, and the implementation of Aleafia's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the completion of the Proposed Transaction and matters relating thereto; and risks associated with the marketing and sale of securities, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia's proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

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